TERYL RESOURCES CORP.

NEWS RELEASE
TSX Venture Exchange: TRC.V	Pink Sheet Symbol: TRYLF	12g3-2(b) # 82-2026

KINROSS GOLD CORPORATION / TERYL RESOURCES CORP. GIL JOINT VENTURE CLAIMS INTERCEPTS 35 FEET OF 1/3 OUNCE OF GOLD PER TON, FAIRBANKS, ALASKA

For Immediate Release: May 28, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that drill results from the first six holes of a 60-hole first phase exploration program have been received from joint venture partner Kinross Gold Corporation (TSX: K; NYSE: KGC) on the Gil Gold Project. Drilling of the initial holes was directed primarily at the North Gil Gold Zone where a 35-foot section of over 1/3 ounce of gold per ton was intersected. In terms of grade and length, this is one of the best intersections drilled to date on the Gil Project. Three core holes totaling 1,150 feet and six RC holes were drilled totaling 2,260 feet. Also a 375-foot trench was excavated using a D-8 dozer.

The first phase US$830,000 exploration program consists of approximately 17,000 feet of drilling from 60 holes. An additional 22,000 feet of drilling from 74 holes will be drilled in the second phase for a total of 134 holes and 39,000 feet of drilling.

Drill results on the North Gil Zone (first six holes):

Hole	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt
GVC03-300	25	60	35	0.360
	Including a 10 foot section of 1.2 oz gold per ton
GVR03-292	105	145	40	0.058
	190	210	20	0.035
GVR03-288	190	200	10	0.035
	165	180	15	0.044
GVR03-289	200	225	25	0.033
	335	350	15	0.043
GVR03-290	120	130	10	0.045
	140	155	15	0.033
GVR03-291	90	100	10	0.035
	275	295	20	0.085

Additional drilling this summer will include continued drilling at the North and Main Gil Zones as well as step out drilling on the Sourdough Ridge Zone where Kinross also reported the following results:

Hole	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt
GVC02-267	95	110	15	0.490
GVC01-250	0	105	105	0.033

The 2003 drill program is designed to upgrade the currently defined resources on the Gil Project and expand the mineralization at the Main Gil and the North Gil zones, as well as extend those mineralized zones to the east and the northeast. In addition, the program seeks to establish the presence of substantial mineralization at the Sourdough Ridge and scarn grid targets. The Gil Project is located in the Fairbanks Mining District, Alaska, approximately eight miles east of Kinross Gold’s Fort Knox deposit, an open-pit gold mine with an average gold grade of just under 0.03 oz of gold per ton.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, in which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	John Robertson
President		800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com